United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Playa Hotels & Resorts N.V.

(Name of Issuer)

Ordinary Shares, €0.10 par value per share

(Title of Class of Securities)

N70544106

(CUSIP Number)

Rena Hozore Reiss, Esq. Hyatt Hotels Corporation 71 South Wacker Drive 12th Floor Chicago, Illinois 60606 (312) 750-1234	Michael A. Pucker, Esq. Cathy A. Birkeland, Esq. Latham & Watkins LLP 330 N. Wabash Avenue, Suite 2800 Chicago, Illinois 60611 (312) 876-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 22, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on March 21, 2017 (the “Statement”), relating to the Ordinary Shares, €0.10 par value per share (the “Ordinary Shares”) of Playa Hotels & Resorts N.V. (f/k/a Porto Holdco, B.V.), a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 2.	Identity and Background.

The third paragraph of Item 2 is amended and restated in its entirety as follows:

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Hyatt, AIC, HIC, and HIHO and each managing director of HI Holdings are set forth on Schedule A hereto and incorporated herein by reference. HI Holdings does not have any executive officers.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is amended and supplemented by adding the following:

Tender and Support Agreement

On May 22, 2017, the Issuer commenced (i) an offer (the “Exchange Offer”) to holders of the Issuer’s outstanding public and private warrants to purchase one-third of one Ordinary Share for a purchase price of one-third of $11.50 to tender each such warrant to the Issuer in exchange for 0.1 Ordinary Shares; and (ii) the solicitation of consents (the “Consent Solicitation”) from holders of such outstanding warrants to amend the Warrant Agreement that governs all such warrants to permit the Issuer to require that each warrant not tendered in the Exchange Offer be converted into 0.09 Ordinary Shares.

In connection with the Exchange Offer and the Consent Solicitation, the Issuer, HI Holdings, and certain other warrant holders entered into a Tender and Support Agreement, dated as of May 22, 2017 (the “Tender and Support Agreement”), pursuant to which HI Holdings agreed to tender all of its Founder Warrants to the Issuer in the Exchange Offer in exchange for 173,880 Ordinary Shares to be issued by the Issuer. Each of the other parties to the Tender and Support Agreement has similarly agreed to tender its Private Warrants (as defined in the Tender and Support Agreement) to the Issuer. In addition, each of the parties to the Tender and Support Agreement, including HI Holdings, has agreed to deliver its consent with respect to the Consent Solicitation.

The Tender and Support Agreement provides that each of the parties thereto may make its foregoing tender and consent conditioned on more than 50% of the Public Warrants (as defined in the Tender and Support Agreement) having been tendered to the Issuer (and not withdrawn) in the Exchange Offer. The Tender and Support Agreement provides that it shall terminate upon written notice by the Issuer, or upon the earlier of (i) the date the Issuer’s board of directors or a committee thereof determines to no longer pursue the Exchange Offer and the Consent Solicitation and (ii) September 30, 2017.

The foregoing description of the Tender and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as an exhibit to this Statement, and is incorporated herein by reference.

Except as described in this Item 4, the Reporting Persons currently have no plans or proposals that relate to or would result in any transaction, event or action set forth in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans or make proposals, and take such action with respect thereto, including any or all of the items set forth in subsections (a) through (j) in Item 4 of Schedule 13D and any other actions, as they may determine.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is amended and supplemented as follows:

Item 4 above summarizes certain provisions of the Tender and Support Agreement and is incorporated herein by reference. A copy of this agreement is attached as an exhibit to this Statement, and is incorporated herein by reference.

Except as set forth herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Persons or, to the best knowledge of the Reporting Persons, any other Related Persons, or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Statement is amended and supplemented by adding the following exhibit:

Exhibit Number	Description

11.	Tender and Support Agreement (incorporated by reference to Exhibit 10.27 to the Registration Statement on Form S-4 filed by the Issuer on May 22, 2017).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 26, 2017

Hyatt Hotels Corporation
By:	/s/ Rena Hozore Reiss
Name:	Rena Hozore Reiss
Title:	Executive Vice President, General Counsel and Secretary

AIC Holding Co.
By:	/s/ Rena Hozore Reiss
Rena Hozore Reiss, as Attorney-in-Fact

Hyatt International Corporation
By:	/s/ Rena Hozore Reiss
Name:	Rena Hozore Reiss
Title:	Executive Vice President and Secretary

Hyatt International Holdings Co.
By:	/s/ Rena Hozore Reiss
Rena Hozore Reiss, as Attorney-in-Fact

HI Holdings Playa B.V.
By:	/s/ Rena Hozore Reiss
Rena Hozore Reiss, as Attorney-in-Fact

CUSIP No. N70544 106	13D	Page 5 of 16 Pages

Schedule A

Hyatt Hotels Corporation

The name, business address, title, present principal occupation or employment and citizenship of each of the directors and executive officers of Hyatt are set forth below. If no business address is given, the director’s or executive officer’s business address is 71 South Wacker Drive, Chicago, Illinois 60606. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Hyatt.

Directors

Name	Present Principal Occupation or Employment and Name and Principal Address of Corporation for Which Employment is Conducted	Citizenship

Thomas J. Pritzker	Executive Chairman of the Board, Hyatt Hotels Corporation and Chairman and CEO, The Pritzker Organization, L.L.C.	U.S.A.

Mark S. Hoplamazian	President, Chief Executive Officer and Director	U.S.A.

Paul D. Ballew	Global Chief Data and Analytics Officer, Ford Motor Company	U.S.A.

Richard A. Friedman	Partner, Goldman, Sachs & Co.	U.S.A.

Susan D. Kronick	Operating Partner, Marvin Traub Associates	U.S.A.

Mackey J. McDonald	Senior Advisor, Crestview Partners	U.S.A.

Cary D. McMillan	Chief Executive Officer, True Partners Consulting LLC	U.S.A.

Pamela M. Nicholson	President and Chief Executive Officer, Enterprise Holdings, Inc.	U.S.A.

Jason Pritzker	Investment Professional, The Pritzker Organization, L.L.C.	U.S.A.

Michael A. Rocca	Director	U.S.A.

Richard C. Tuttle	Founding Principal, Prospect Partners, LLC	U.S.A.

James H. Wooten, Jr.	Director	U.S.A.

Executive Officers

Name	Present Principal Occupation or Employment and Name and Principal Address of Corporation for Which Employment is Conducted	Citizenship

Thomas J. Pritzker	Executive Chairman of the Board, Hyatt Hotels Corporation and Chairman and CEO, The Pritzker Organization, L.L.C.	U.S.A.

Mark S. Hoplamazian	President, Chief Executive Officer and Director	U.S.A.

Patrick J. Grismer	Executive Vice President, Chief Financial Officer	U.S.A.

Stephen G. Haggerty	Executive Vice President, Global Head of Capital Strategy, Franchising and Select Service	U.S.A.

CUSIP No. N70544 106	13D	Page 6 of 16 Pages

H. Charles Floyd	Executive Vice President, Global President of Operations	U.S.A.

Peter J. Sears	Executive Vice President, Group President – Americas	U.S.A.

David Udell	Executive Vice President, Group President – ASPAC	U.S.A.

Peter Fulton	Executive Vice President, Group President – EAME/SW Asia	U.S.A.

Rena Hozore Reiss	Executive Vice President, General Counsel and Secretary	U.S.A.

Maryam Banikarim	Executive Vice President, Global Chief Marketing Officer	U.S.A.

Anne-Marie Law	Executive Vice President, Chief Human Resources Officer	U.S.A.

AIC Holding Co.

The name, business address, title, present principal occupation or employment and citizenship of each of the directors and executive officers of AIC are set forth below. If no business address is given, the director’s or executive officer’s business address is 71 South Wacker Drive, Chicago, Illinois 60606.

Directors

Name	Present Principal Occupation or Employment and Name and Principal Address of Corporation for Which Employment is Conducted	Citizenship

Thomas J. Pritzker	Executive Chairman of the Board, Hyatt Hotels Corporation and Chairman and CEO, The Pritzker Organization, L.L.C.	U.S.A.

Mark S. Hoplamazian	President, Chief Executive Officer and Director, Hyatt Hotels Corporation	U.S.A.

Executive Officers

Name	Present Principal Occupation or Employment and Name and Principal Address of Corporation for Which Employment is Conducted	Citizenship

Mark S. Hoplamazian	President, Chief Executive Officer and Director, Hyatt Hotels Corporation	U.S.A.

Patrick J. Grismer	Executive Vice President, Chief Financial Officer, Hyatt Hotels Corporation	U.S.A.

CUSIP No. N70544 106	13D	Page 7 of 16 Pages

Hyatt International Corporation

The name, business address, title, present principal occupation or employment and citizenship of each of the directors and executive officers of HIC are set forth below. If no business address is given, the director’s or executive officer’s business address is 71 South Wacker Drive, Chicago, Illinois 60606.

Directors

Name	Present Principal Occupation or Employment and Name and Principal Address of Corporation for Which Employment is Conducted	Citizenship

Thomas J. Pritzker	Executive Chairman of the Board, Hyatt Hotels Corporation and Chairman and CEO, The Pritzker Organization, L.L.C.	U.S.A.

Mark S. Hoplamazian	President, Chief Executive Officer and Director, Hyatt Hotels Corporation	U.S.A.

Patrick J. Grismer	Executive Vice President, Chief Financial Officer, Hyatt Hotels Corporation	U.S.A.

Executive Officers

Name	Present Principal Occupation or Employment and Name and Principal Address of Corporation for Which Employment is Conducted	Citizenship

Mark S. Hoplamazian	President, Chief Executive Officer and Director, Hyatt Hotels Corporation	U.S.A.

Patrick J. Grismer	Executive Vice President, Chief Financial Officer, Hyatt Hotels Corporation	U.S.A.

H. Charles Floyd	Executive Vice President, Global President of Operations, Hyatt Hotels Corporation	U.S.A.

Peter J. Sears	Executive Vice President, Group President – Americas, Hyatt Hotels Corporation	U.S.A.

David Udell	Executive Vice President, Group President – ASPAC, Hyatt Hotels Corporation	U.S.A.

Peter Fulton	Executive Vice President, Group President – EAME/SW Asia, Hyatt Hotels Corporation	U.S.A.

Rena Hozore Reiss	Executive Vice President, General Counsel and Secretary, Hyatt Hotels Corporation	U.S.A.

Maryam Banikarim	Executive Vice President, Global Chief Marketing Officer, Hyatt Hotels Corporation	U.S.A.

CUSIP No. N70544 106	13D	Page 8 of 16 Pages

Hyatt International Holdings Co.

The name, business address, title, present principal occupation or employment and citizenship of each of the directors and executive officers of HIHO are set forth below. If no business address is given, the director’s or executive officer’s business address is 71 South Wacker Drive, Chicago, Illinois 60606.

Directors

Name	Present Principal Occupation or Employment and Name and Principal Address of Corporation for Which Employment is Conducted	Citizenship

Mark S. Hoplamazian	President, Chief Executive Officer and Director, Hyatt Hotels Corporation	U.S.A.

Charles L. Ephraim	Senior Vice President, Global Transactions, Hyatt Hotels Corporation	U.S.A

Executive Officers

Name	Present Principal Occupation or Employment and Name and Principal Address of Corporation for Which Employment is Conducted	Citizenship

Mark S. Hoplamazian	President, Chief Executive Officer and Director, Hyatt Hotels Corporation	U.S.A.

Charles L. Ephraim	Senior Vice President, Global Transactions, Hyatt Hotels Corporation	U.S.A.

HI Holdings Playa B.V.

The name, business address, title, present principal occupation or employment and citizenship of each of the managing directors of HI Holdings are set forth below. If no business address is given, the director’s or executive officer’s business address is Herikerbergweg 238, 1101 CM Amsterdam, the Netherlands.

Directors

Name	Present Principal Occupation or Employment and Name and Principal Address of Corporation for Which Employment is Conducted	Citizenship

Peter J. Sears	Executive Vice President, Group President – Americas, Hyatt Hotels Corporation	U.S.A.

Stefanie Joanne van der Duijs	Team Leader Legal, TMF Netherlands B.V.	The Netherlands

Paulus Cornelis Gerhardus van Duuren	Team Leader Legal, TMF Netherlands B.V.	The Netherlands